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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. )(1)


                          Rock of Ages Corporation
                              (Name of Issuer)


               Class A Common Stock, Par Value $.01 Per Share
                       (Title of class of securities)


                                772632 10 5
                               (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        |_|    Rule 13d-1(b)

        |X|    Rule 13d-1(c)

        |_|    Rule 13d-1(d)

-------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  772632 10 5

---------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MARK A. GHERARDI
---------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                 (b) |_|
---------------------------------------------------------------------------
3      SEC USE ONLY
---------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
---------------------------------------------------------------------------
     NUMBER OF         5    SOLE VOTING POWER
       SHARES               307,573
    BENEFICIALLY       ----------------------------------------------------
      OWNED BY         6       SHARED VOTING POWER
        EACH                   0
     REPORTING         ----------------------------------------------------
       PERSON          7       SOLE DISPOSITIVE POWER
        WITH                   307,573
                       ----------------------------------------------------
                       8       SHARED DISPOSITIVE POWER
                               0
---------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       307,573
---------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   |_|
---------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.5%
---------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
---------------------------------------------------------------------------




Item 1.

  (a)   Name of Issuer:  Rock of Ages Corporation

  (b)   Address of Issuer's Principal Executive Offices:
        772 Graniteville Road, Graniteville, Vermont  05654

Item 2.

  (a)   Name of Persons Filing:  Mark A. Gherardi

  (b) Address of Principal Business Office: 560 Graniteville Road, Graniteville, Vermont 05654

  (c)   Citizenship: United States

  (d)   Title of Class of Securities:  Class A Common Stock, Par Value $.01
        Per Share

  (e)   CUSIP Number: 772632 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (a)   |_|  Broker or Dealer Registered under Section 15 of the Exchange Act;

  (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

  (c)   |_| Insurance Company as defined in Section 3(a)(19) of the Exchange
        Act;

  (d) |_| Investment Company registered under Section 8 of the Investment Company Act;

  (e)   |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

  (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

  (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

  (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

  (a)   Amount Beneficially Owned(1):  307,573

  (b)   Percent of Class(2): 6.5%

  (c) Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:  307,573
        (ii)   Shared power to vote or to direct the vote: 0
        (iii)  Sole power to dispose or to direct the deposition of:  307,573
        (iv)   Shared power to dispose or to direct the disposition of: 0

------------
(1) By virtue of his beneficial ownership of 307,573 shares of Class B Common Stock, par value $.01 per share, of the issuer ("Class B Common Stock"), which is convertible on a share-for-share basis into Class A Common Stock, par value $.01 per share, of the issuer ("Class A Common Stock"), the filing person beneficially owns 307,573 shares of Class A Common Stock.

 (2) The percent of class is based on the number of shares of Class A Common Stock outstanding as of March 25, 1999, as reported by the issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and assumes the conversion on March 25, 1999 of all shares of Class B Common Stock owned by the filing person and also that no other shares of Class B Common Stock beneficially owned by any other stockholder are so converted.


Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding
        Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10.  Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                                     SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   April 7, 1999
                               ------------------------
                                      (Date)


                                /s/ Mark A. Gherardi
                               -------------------------
                                    (Signature)


                               Mark A. Gherardi/Individually
                               -------------------------
                                   (Name/Title)